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                          November 23, 2020

       William E. Bayers, Esq.
       Executive Vice President, Secretary, and General Counsel
       Houghton Mifflin Harcourt Company
       125 High Street
       Boston, MA 02110

                                                        Re: Houghton Mifflin
Harcourt Company
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2020
                                                            File No. 333-250147

       Dear Mr. Bayers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Susan W. Murley, Esq.